UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Gladstone Alternative Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

Telephone Number (including area code):

(703) 287-5800

Name and address of agent for service of process:

David Gladstone

Gladstone Alternative Income Fund

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

With copies to:

William J. Tuttle, P.C.

Erin M. Lett

Kirkland & Ellis LLP

1301 Pennsylvania Ave, N.W.

Washington, D.C. 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of McLean and the Commonwealth of Virginia on July 12, 2024.

Gladstone Alternative Income Fund

By: /s/ David Gladstone
Name:	David Gladstone
Title:	Sole Trustee

Attest:

/s/ Michael LiCalsi
Name:	Michael LiCalsi
Title:	General Counsel & Secretary, Gladstone Management Corporation

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